Exhibit 17

February 9, 2001

Board of Directors
Accord Advanced Technologies Inc
5002 S. Ash Ave
Tempe, AZ 85282

Gentlemen:

     Pursuant to the Agreement with NCC signed by me on February 5, 2001, I hereby tender my resignation from Accord Advanced Technologies as an Officer and Director effective immediately. I will continue as President of Accord SEG.Sincerely,

                               /s/ Travis Wilson

                               Travis Wilson